UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SILICON IMAGE, INC.

(Name of Subject Company)

SILICON IMAGE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82705T102

(CUSIP Number of Class of Securities)

Camillo Martino

Chief Executive Officer

Silicon Image, Inc.

1140 East Arques Avenue

Sunnyvale, California 94085

(408) 616-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David K. Michaels, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Silicon Image, Inc. (the “Company”), initially filed on February 9, 2015 and amended on February 26, 2015 and February 27, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the tender offer by Cayabyab Merger Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware corporation (“Parent”), to purchase all Shares that are issued and outstanding, at a price of $7.30 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2015 (as amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) which were filed with the Schedule 14D-9 and incorporated by reference as Exhibits (a)(1)(A) and (a)(1)(B) thereto, and are incorporated by reference herein.

Item 8.	ADDITIONAL INFORMATION

1. Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of such Item 8:

The Offer expired at 12:00 midnight, New York City time, at the end of the day on March 9, 2015. Purchaser and Parent have been advised by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), that, as of the expiration of the Offer, a total of 64,379,310 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 81.6% of the outstanding Shares as of 12:00 midnight, New York City time, at the end of the day on March 9, 2015. Additionally, the Depositary has advised Parent and the Purchaser that an additional 1,931,865 Shares had been tendered by notice of guaranteed delivery, representing approximately 2.4% of the outstanding Shares at such time. The Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Following the purchase of Shares in the Offer, the Purchaser has sufficient voting power and otherwise meets the requirements to approve the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. Accordingly, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, the Purchaser and Parent intend to consummate the Merger as promptly as practicable in accordance with the terms of the Merger Agreement and Section 251(h) of the DGCL, and no other action by the Company’s stockholders to approve the Merger will be required pursuant to Delaware law or otherwise. At the Effective Time, all of the outstanding Shares (other than (i) Dissenting Shares, if any, and (ii) Shares that are owned by the Company, Parent or the Purchaser (or any of their direct or indirect wholly owned subsidiaries) will be converted into the right to receive an amount per Share equal to the Offer Price, net to the seller in cash, without interest, and less any applicable tax withholding. All Shares that are converted into the right to receive the Offer Price will be canceled and cease to exist. Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the NASDAQ and deregistered under the Exchange Act.

On March 10, 2015, Parent issued a press release announcing the expiration and results of the Offer and the completion of the Merger. Such press release was filed as Exhibit (a)(5)(J) to Parent’s Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on March 10, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2015	SILICON IMAGE, INC.

	By:	/s/ Camillo Martino
Camillo Martino
Chief Executive Officer